UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

                               Banco Bradesco S.A.
                  CNPJ 60.746.948/0001-12 - NIRE 35.300.027.795
                              Publicly-Held Company
                       Special Stockholders' Meeting Call

We hereby invite the  stockholders  of this Company to  participate in a Special
Stockholder" Meeting to be held on June 9, 2003, at 5 p.m., at the head offices, in Cidade de Deus,  Vila Yara,  Osasco,  São Paulo,  in the Main Hall of the 5th
floor, New Building, in order to:

I. examine proposals of the Board of Directors for:

          1.  absorption  of the  stocks  of the  stockholders  of Banco  Bilbao
          Vizcaya  Argentaria  Brasil S.A.  (BBV Banco) by Banco  Bradesco  S.A.
          (Bradesco),  converting  BBV Banco into a  wholly-owned  subsidiary of
          Bradesco,  in  accordance  with the  provisions  of Article  252,  Law
          6404/76, by means of:

          a)   ratification  of the  indication  of  companies  to appraise  the
               Stockholders'  Equity  of the  Companies  and the  stocks  of BBV
               Banco;

          b)   review and approval of the Instrument of Entry and  Justification of Absorption of Stocks of Stockholders, further to the Appraisal
               Reports of the  Stockholders'  Equity of the Companies and of the
               Stocks of BBV Banco;

          c)   increase   of  the  Capital  of   Bradesco,   in  the  amount  of
               R$630,000,000.00,   raising   it   from   R$6,300,000,000.00   to
               R$6,930,000,000.00,  through the issuance of  70,431,409,114  new nominative-book  entry stocks,  with no nominal values,  of which
               35,482,189,407 are common and 34,949,219,707 preferred stocks, in the proportion of 44,422475667  stocks of Bradesco for each stock of BBV Banco, with 22,379315072 common and 22,043160595 preferred stocks,  to be  attributed  to the  stockholders  of  BBV  Banco, irrespective of the type of stocks held in BBV Banco;

          2. increase the Capital of Bradesco by R$70,000,000.00,  raising it to
          R$7,000,000,000.00,  through the capitalization of part of the balance of the  "Revenue  Reserve  -  Statutory  Reserve  from  1996 to  2000"
          account,  without the issuance of stock,  in accordance with Paragraph
          One of Article 169 of Law 6404/76;

          3.  amend  the  main  provision  of  Article  6  of  the  Articles  of
          Incorporation,  as a result of the  foregoing  items  that  modify the capital;

II.  elect  members to form the Board of  Directors  of  Bradesco,  whereas  the minimum  percentage  of 5% of interest in the voting  capital is  necessary under  the terms of CVM  Instructions  165,  of  12/.11/1991,  and 282,  of
     6.26.1998,  for the  stockholders to be able to require the adoption of the multiple vote process;

III. opt for the use of funds  obtained in savings  accounts by BBV Banco,  in a consolidated  fashion at Bradesco,  in  accordance  with the  provisions of
     Article 17 of the  Regulation  attached to  Resolution  3005, of 7/30/2002, further to the use of consolidated  financial  statements,  at Bradesco, in the  determination  of the  operating  limits  referred  to by Article 1 of
     Resolution 2283, of 6/5/96, of the National Monetary Council,  covering all the financial companies controlled by BBV Banco.

                     Osasco, São Paulo, Brazil, May 22, 2003

                             Lázaro de Mello Brandão
                       Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2003

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.